FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of December

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Press Release
 December 13, 2004

Highlights

Éléonore Project
19,75 g/t Au / 10 m
13,82 g/t Au / 12 m
18,85 g/t Au / 16 m
20,90 g/t Au / 8 m
14,30 g/t Au / 20 m
12,69 g/t Au / 19 m
12,37 g/t Au / 23 m
11,02 g/t Au / 9 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold

Poste Lemoyne Project
Resource 203,483 t @ 14.5 g/t Au
95,000 oz of gold

Coulon Project
Dom Zone
9.94% Zn; 2.12% Pb; 96.38 g/t Ag;
0.73% Cu / 19.5 m

Dom Nord Zone
1.31% Cu; 0.59% Zn; 12.63 g/t Au / 38.13 m

Corvet Project
Marco Zone
5.12 g/t Au / 13 m, incl. 7.04 g/t Au / 8 m

Contact Zone
10.29 g/t Au (cut) / 4.75 m

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Resource Award 2001
Prospector of the Year 1996

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

ÉLÉONORE PROJECT · ROBERTO : 14.52 g/t Au / 12.55 m AT A DEPTH OF 230 m · ROBERTO EAST STILL EXPANDING · ZONE VEINE : HIGH GRADE INTERSECTIONS

Virginia Gold Mines Inc. (“Virginia”) is pleased to announce new results from its exploration program currently in progress on its Éléonore property (100% Virginia), located in the Opinaca reservoir area, James Bay. Over the last weeks, 17 additional holes (ELE-04-24 to ELE-04-40) were drilled and analysis results have been received for holes ELE-04-24 to ELE-04-34 and ELE-04-36 to ELE-04-39.

ROBERTO ZONE

Several new holes have tested the vertical extension of the Roberto zone below level -150 m. These holes have extended the continuity at depth of the Roberto zone to level -230 m where the deepest hole (ELE-04-34) has yielded an intersection grading 14.52 g/t Au over 12.55 m (see longitudinal). The Roberto zone, which sometimes contains more than one mineralized lens at depth, has returned many other excellent results under level -150 m: 20.9 g/t Au over 8,1 m (ELE-04-25); 10.78 g/t Au over 6.5 m (ELE-04-24); 10.87 g/t Au over 5.1 m (ELE-04-27); 16.50 g/t Au over 4.0 m (ELE-04-32) and 7.53 g/t Au over 7.0 m (ELE-04-33). Virginia is very much encouraged by the persistency of high grades and by the development of additional mineralized lenses at depth in the Roberto zone.

Note that the intersection of hole ELE-04-27 (10.87 g/t Au / 5.1 m) on line 29+75 is diluted by approximately 60% of barren pegmatite injections and that the Roberto zone is completely dyked out by pegmatites in hole ELE-04-29 (29+25N).

Five (5) holes were drilled to complete the drilling pattern in the upper portion of the Roberto zone. Each of these hole has intersected the mineralized zone with high grade intersections, including 12.69 g/t Au over 19.0 m (ELE-04-30); 10.34 g/t Au over 12.55 m (ELE-04-36); 10.68 g/t Au over 7.0 m (ELE-04-37); 11.01 g/t Au over 6.0 m (ELE-04-38) and 110.29 g/t Au over 3.0 m (open) (ELE-04-39).

The drill program consistantly keeps yielding very promising results on the Roberto zone, which has been followed over a lateral distance of 250 m and at a depth of 230 m. The zone remains open laterally and at depth. Drilling results obtained to date are reported in the annexed table and analysis results of holes ELE-04-35 and 40 are still to come.

ROBERTO EAST ZONE

Two holes testing the south portion of the Roberto East zone on section 29+25 N, have yielded very encouraging results, returning intersections of 11.50 g/t Au over 7.0 m in hole ELE-04-30 and 4.98 g/t Au over 3.75 m (HW) as well as 6.54 g/t Au over 5.5 m (FW) in hole ELE-04-29 (see longitudinal).

These intersections, located at a vertical depth of 45 to 80 m, suggest a good continuity of the mineralized zone between the surface and the intersection grading 7.58 g/t Au over 6.0 m in hole ELE-04-15 at a vertical depth of 200 m. The Roberto East zone remains open laterally and at depth.

The new holes have also proved the vertical continuity of the Roberto Est zone in its north part to a depth of more than 125 m. Drilling results in this area include intersections of 17.01 g/t Au over 3.2 m in hole ELE-04-31, 6.0 g/t Au over 5.0 m (HW) and 4.12 g/t Au over 6.0 m (FW) in hole ELE-04-32, as well as 12.09 g/t Au over 2.4 m in hole ELE-04-24. Furthermore, holes testing the upper portion of Roberto have also traversed shallow intersections in the Roberto Est zone including 6.94 g/t Au over 18.0 m (FW) (ELE-04-39), 14.51 g/t Au over 3.0 m (HW) and 5.58 g/t Au over 3.0 m (FW) (ELE-04-38), 4.05 g/t Au over 17.0 m (FW) (ELE-04-37) as well as 6.03 g/t Au over 3.5 m (FW) (open) (ELE-04-36). The zone remains open in all directions.

VEINE ZONE

The Veine zone, which had graded 121.92 g/t Au over 1.0 m in hole ELE-04-23 was intersected by three other holes. Hole ELE-04-34 has intersected (about 20 m under the intersection of hole 23) a similar zone that has graded 34.66 g/t Au over 6.60 m. Holes ELE-04-25 and 33 located 25 m further to the north have also crosscut the mineralized zone with intersections of 70.14 g/t Au over 1.8 m and 24.48 g/t Au over 2.0 m respectively. The Veine zone is a very high grade, auriferous structure of submetric to metric thickness, ENE oriented and strongly dipping towards the NW. The zone remains open in all directions.

Drilling has now defined a very prolific gold system over a distance of approximately 300 m and to a depth of more than 225 m. The system comprises two main zones (Roberto and Roberto Est) and some satellite zones and it remains open in all directions. Virginia is very much encouraged by these results and will pursue its work in order to increase the resources of the Roberto and Roberto Est zones and to discover new auriferous zone on the property.

Work is carried out by the personnel of Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more. Every significant intersection have also been re-assayed at SGS Canada Inc. Laboratory of Rouyn-Noranda and reported values represent the calculated average of both laboratories. Note that no significant discrepancy has been observed between the two laboratories.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 37 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca